Exhibit 99.1

March 21, 2016

Via Electronic Mail

Mr. Michael Choo, President & CEO

Adama Technologies Corporation

5005 Elbow Drive SW, Suite 207

Calgary, Alberta T2S 2T6

mochoo@aol.com

Re:	Deficiency Notice Pursuant to FINRA Rule 6490
Adama Technologies Corporation - CAS-39960-J8W4S3
Company-Related Notification Relating to Proposed 1-250 Reverse Split, Domicile
Change from Delaware to Florida, Name Change to Incubator Holdings, Inc., and
Symbol Change.

Dear Mr. Choo:

Pursuant to FINRA Rule 6490, FINRA’s Department of Market Operations ("Department ") received your request to process documentation related to the above-referenced Company-Related Action for Adama Technologies Corporation (‘‘ADAC" or the "Company"). This letter hereby notifies you that pursuant to FINRA Rule 6490(d), the Department has determined that such request is deficient and it is necessary for the protection of investors, the public interest, and to maintain fair and orderly markets that documentation related to the above-referenced Company-Related Action will not be processed.

The Department's deficiency determination is based on the following factors:

1.	As set forth in FINRA Rule 6490(d)(3)(3), FINRA has actual knowledge that the issuer, associated persons, officers, directors transfer agent, legal adviser, promoters or other persons connected to the issuer or the Securities Exchange Act (“SEA”) Rule 10b-17 Action or Other Company-Related Action are the subject of a pending, adjudicated or settled regulatory action or investigation by a federal, state or foreign regulatory agency, or a self-regulatory organization; or a civil or criminal action related to fraud or securities laws violations. In addition, and as set forth in FINRA Rule 6490(d)(3)(4), FINRA has actual knowledge indicating that persons connected to the issuer or the SEA Rule 10b-17 Action or Other Company- Related Action may be potentially involved in fraudulent activities related to the securities markets and/or pose a threat to public investors. Specifically:

Investor protection. Market integrity	9509 Key West Avenue Rockville, MD 20850-3329	t 240 386 4000 www.finra.org

Mr. Michael Choo, President & CEO
Adama Technologies Corporation
Case No. CAS-39960-J8W4S3

•	FINRA has actual knowledge of a November 25, 2013 Securities and Exchange Commission ( “SEC") Cease-and-Desist Order (Administrative Proceeding File No 3-15621) (“SEC Order”) involving Curt Kramer (“Kramer"), President of Asher Enterprises, a convertible note holder of ADAC. The SEC’s investigation found that Kramer and his firms Mazuma Corporation, Mazuma Funding Corporation, and Mazuma Holding Corporation (“his Mazuma firms”), obtained unregistered shares in penny stock issuers Laidlaw Energy Group (“Laidlaw”) and Bederra Corporation (“Bederra"). According to the SEC Order Kramer and his Mazuma firms purchased two billion Laidlaw shares, which amounted to 80% of Laidiaw’s outstanding shares at the time. They purchased these shares at a significant discount from prevailing market prices. Kramer and his Mazuma firms purchased the shares in 35 tranches with no six-month gaps, thus quantifying the transactions as a single integrated offering through which Laidlaw exceeded the $1 million limit under Rule 504 by raising a total of $1,259,550. No registration statement was filed for any shares that Laidlaw offered and sold to Kramer and his Mazuma firms, nor was any registration statement filed for any shares that Kramer and his Mazuma firms subsequently re-sold into the public market. Despite exceeding the $1 million limit, Kramer and his Mazuma firms continued to acquire and sell additional Laidlaw shares and profited by $126,963 from these transactions.

Further, according to the SEC Order, Kramer and Mazuma Holdings Corporation acquired more than one billion shares of Bederra in 2009 and 2010 through 21 separate transactions from the principal of Bederra’s transfer agent, who had misappropriated the Bederra share certificates. Again they purchased the shares at a significant discount from prevailing market prices and re-sold the misappropriated Bederra shares to the public without any registration statement for profit of $934,404.

In the settlement, Kramer and his Mazuma firms agreed to pay disgorgement totaling $1,061,367 plus prejudgment interest of $128,611 and penalties totaling $273,000. Without admitting or denying the SEC’s findings, Kramer and his Mazuma firms consented to the entry of an order finding that they violated Sections 5(a) and 5(c) of the Securities Act of 1933. The order required them to cease and desist from committing violations of Sections 5(a) and 5(c) and not participate in any Rule 504 offerings. Entry of the order also constituted a disqualifying event for Kramer and his Mazuma firms under the recently enacted bad actor disqualification provisions of Rule 506.

In SEC Press Release 2013-249 “Penny Stock Financier Agrees to Pay $1.4 Million to Settle SEC Charges," dated November 25, 2013, the co-chair of the SEC Enforcement Division’s Microcap Fraud Task Force stated that “[b]illions of shares were not vetted through the registration process yet became publicly traded as a result of the violations by Kramer and his Mazuma firms, and the SEC will continue to punish non-compliance with the registration provisions of the securities laws to ensure the investing public is protected in these types of transactions.”

Mr. Michael Choo, President & CEO
Adama Technologies Corporation
Case No. CAS-39960-J8W4S3

•	Asher currently owns 4,166,667 shares of ADAC common stock or 1.27% of the total shares outstanding. In addition, ADAC has two convertible promissory notes outstanding with Asher. ADAC issued the initial note in the amount of $30,000 dated November 15, 2011 to Asher. The second note is in the amount of $32,500 and dated April 17, 2012. In 2013, Asher declared both notes to be in default with a penalty amount of $15,000 and $16,250 respectively. As a result, the first note now has principal in the amount of $45,000 due and the second note has principal in the amount of $48,750 due. The total principal due to Asher is $93,750. Asher is able to convert the principal amount in to shares of common stock of ADAC at a 45% discount to the lowest average trading price of the Issuer's common stock for the ten days prior to the conversion, and once converted, Asher has the potential to become a shareholder of up to 4.99% of ADAC's outstanding shares. ADAC has confirmed in writing to FINRA that they do not have sufficient funds to pay off the note and will be issuing common shares at a 45% discount as stipulated in the promissory note to satisfy the debt obligation.

In light of the above activity involving Kramer as a convertible note holder of ADAC shares in the name of Asher Enterprises, and given that the terms of the convertible note would (i) permit Asher to continuously convert the promissory note and sell the ADAC outstanding shares received subject only to the limitation that Asher not convert and hold more than 4.99% of ADAC outstanding shares at any one time, (ii) allow Asher to waive these limitations on conversion at its election upon 61 days prior notice, and (iii) the conversion price is 55% of the market price of the ADAC common stock providing Asher a 45% discount rate on the shares, FINRA has determined that it is necessary for the protection of investors, the public interest and to maintain fair and orderly markets, that documentation related to the SEA Rule 10b-17 Action or Other Company-Related Action will not be processed. As such, the Department has deemed ADAC’s corporate action submission to be deficient under FINRA Rule 6490(d)(3)(3) and (d)(4).

Your Right to Appeal the Determination

As a result, the Department will cease processing documentation related to such Company- Related Action and will make no announcement on the Daily List. Unless you request an appeal of the Department’s determination in writing within seven (7) calendar days after service of this notice, your request will be closed.

In accordance with the procedures set forth in FINRA Rule 6490, you have the right to appeal the Department’s determination by submitting a written Notice of Appeal via facsimile or electronic mail, within seven (7) calendar days after service of this notice. Appeals are considered by a three-member subcommittee (“Subcommittee") comprised of current or former industry members of FINRA's Uniform Practice Code Committee. Please include your Case No. on all submissions. The hearing request must be received by 5:00 pm Eastern Standard Time on 03/28/2016.

The Notice of Appeal must be sent to:

Mr. Michael Choo, President & CEO
Adama Technologies Corporation
Case No. CAS-39960-J8W4S3

FINRA

Market Operations, 2nd Floor
9509 Key West Avenue
Rockville, MD 20850
Fax: 202-303-3938

E-mail: UPChearings@finra.org and upcc.casefilings@finra.org

Your written Notice of Appeal must be accompanied by proof of payment of the non-refundable Action Determination Appeal Fee of $4,000.00 made payable to FINRA. Payment must be submitted in the following manner within seven (7) calendar days of this notice:

Bank Name: Bank of America

Bank Address: 100 West 33rd St. New York, NY 10001

ABA Number: 026009593

Account Name: FINRA Cash Concentration

Account Number: 226005684771

RFB or OBE as follows: CAS-39960-J8W4S3, Appeal

Swift: BOFAUS3N

Your Notice of Appeal must set forth with specificity any and all defenses to the Department's deficiency determination. An appeal to the Subcommittee will operate to stay the processing of the Company-Related Action (i.e., the requested company-related action will not be processed during the period that the Requesting Party's appeal is pending). You may submit any additional supporting written documentation, via facsimile, electronic mail or otherwise, up until the time the appeal is considered by the Subcommittee. The Subcommittee will consider the appeal based solely on the written documents submitted by you and FINRA.

You will be notified of the date scheduled for the appeal. The Subcommittee will render a determination within three (3) business days following the day the appeal is considered by the Subcommittee. The Subcommittee's determination will constitute final action by FINRA.

If you fail to file a written request for an appeal within seven (7) calendar days after service of this notice by the Department, along with the required fees, the Department's determination shall constitute final action by FINRA.

If you have any questions, please contact FINRA Market Operations Department at 1-866-776- 0800.

Very truly yours,

/s/ Patricia Casimates
Patricia Casimates
Vice President, FINRA Market Operations